                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 18)


                                Tab Products Co.
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)


                                   873197 10 7
                                 (CUSIP Number)


                             Edward E. Steiner, Esq.
                       Keating, Muething & Klekamp, P.L.L.
                       One East Fourth Street, 14th Floor
                             Cincinnati, Ohio 45202
                                 (513) 579-6468
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 17, 2002
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

-------------------------------------------------------------------------------
CUSIP No. 873197107                                         Page 2 of 15 Pages
------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Phillip Ean Cohen
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) |X|
                                                                      (b)
-------------------------------------------------------------------------------
 3 SEC USE ONLY

-------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

   WC - See Item 3
-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
   Australia
-------------------------------------------------------------------------------
          NUMBER OF                     7   SOLE VOTING POWER
           SHARES
         BENEFICIALLY                       338,900
          OWNED BY                      ---------------------------------------
            EACH                        8  SHARED VOTING POWER
         REPORTING
        PERSON WITH                         -0-
                                       ----------------------------------------
                                        9   SOLE DISPOSITIVE POWER

                                            338,900
                                       ----------------------------------------
                                       10   SHARED DISPOSITIVE POWER

                                            -0-
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    338,900 - See Item 5
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.6%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No. 873197107                                         Page 3 of 15 Pages
-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Hamilton Sorter Co., Inc.
     31-0722233
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) |X|
                                                                      (b)
-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC - See Item 3
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Ohio

-------------------------------------------------------------------------------
                      NUMBER OF            7    SOLE VOTING POWER
                        SHARES
                     BENEFICIALLY               338,900
                       OWNED BY            -----------------------------------
                         EACH               8    SHARED VOTING POWER
                      REPORTING
                     PERSON WITH                 -0-
                                           -----------------------------------
                                            9    SOLE DISPOSITIVE POWER

                                                 338,900
                                           -----------------------------------
                                           10    SHARED DISPOSITIVE POWER
                                                -0-
-------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       338,900 - See Item 5
-------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*

-------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.6%
-------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 873197107                                         Page 4 of 15 Pages
-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HS Morgan Corporation
     13-3526420
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |X|
                                                                       (b)
-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC - See Item 3
 ------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
                      NUMBER OF            7     SOLE VOTING POWER
                        SHARES
                     BENEFICIALLY                338,900
                       OWNED BY           ------------------------------------
                         EACH              8     SHARED VOTING POWER
                      REPORTING
                     PERSON WITH                 -0-
                                          ------------------------------------
                                           9     SOLE DISPOSITIVE POWER

                                                 338,900
                                         -------------------------------------
                                          10     SHARED DISPOSITIVE POWER

                                                 -0-
-------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       338,900 - See Item 5
-------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*

-------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.6%
-------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

       CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No. 873197107                                         Page 5 of 15 Pages

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      HS Morgan Limited Partnership
      13-3526423
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |X|
                                                                       (b)
------------------------------------------------------------------------------
 3   SEC USE ONLY

------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC - See Item 3
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e) [ ]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                      NUMBER OF        7        SOLE VOTING POWER
                        SHARES
                     BENEFICIALLY               338,900
                       OWNED BY       ----------------------------------------
                         EACH          8        SHARED VOTING POWER
                      REPORTING
                     PERSON WITH                -0-
                                      -----------------------------------------
                                       9        SOLE DISPOSITIVE POWER

                                                338,900
                                      ----------------------------------------
                                      10        SHARED DISPOSITIVE POWER

                                                -0-
-------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       338,900 - See Item 5
-------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES* [ ]

-------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.6%
-------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

       PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No. 873197107                                          Page 6 of 15 Pages
-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Thaddeus S. Jaroszewicz
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |X|
                                                                       (b)
-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
                      NUMBER OF             7     SOLE VOTING POWER
                        SHARES
                     BENEFICIALLY                 100
                       OWNED BY            ------------------------------------
                         EACH               8      SHARED VOTING POWER
                      REPORTING
                     PERSON WITH                   -0-
                                           ------------------------------------
                                            9      SOLE DISPOSITIVE POWER

                                                   100
                                           ------------------------------------
                                           10      SHARED DISPOSITIVE POWER

                                                   -0-
-------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       100 - See Item 5
 ------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES* [ ]

-------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Less than 0.1%
-------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No. 873197107                                         Page 7 of 15 Pages
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Watkins C. Johnston
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |X|
                                                                       (b)
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)
                             [ ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
                       NUMBER OF          7     SOLE VOTING POWER
                        SHARES
                     BENEFICIALLY               1,000
                       OWNED BY          --------------------------------------
                         EACH             8     SHARED VOTING POWER
                      REPORTING
                     PERSON WITH                -0-
                                         -------------------------------------
                                          9     SOLE DISPOSITIVE POWER

                                                1,000
                                         --------------------------------------
                                         10     SHARED DISPOSITIVE POWER

                                                -0-
-------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,000 - See Item 5
-------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES* [ ]

 ------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Less than 0.1%
-------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No. 873197107                                          Page 8 of 15 Pages
------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mark J. Dessy
------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) |X|
                                                                      (b)
------------------------------------------------------------------------------
 3   SEC USE ONLY

------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

      PF
------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)      [ ]

------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
------------------------------------------------------------------------------
                      NUMBER OF               7     SOLE VOTING POWER
                        SHARES
                     BENEFICIALLY                   5,000
                       OWNED BY              ----------------------------------
                         EACH                 8     SHARED VOTING POWER
                      REPORTING
                     PERSON WITH                    -0-
                                             ----------------------------------
                                              9     SOLE DISPOSITIVE POWER

                                                    5,000
                                             ----------------------------------
                                             10     SHARED DISPOSITIVE POWER

                                                    -0-
------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,000 - See Item 5
------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*    [ ]

------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Less than 0.1%
------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

       IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No. 873197107                                         Page 9 of 15 Pages
-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MS TP Limited Partnership
      35-2162082
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |X|
                                                                       (b)
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC - See Item 3
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)
                                [ ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                      NUMBER OF           7  SOLE VOTING POWER
                        SHARES
                     BENEFICIALLY            338,900
                       OWNED BY          --------------------------------------
                         EACH             8  SHARED VOTING POWER
                      REPORTING
                     PERSON WITH             -0-
                                         --------------------------------------
                                          9  SOLE DISPOSITIVE POWER

                                             338,900
                                         --------------------------------------
                                         10  SHARED DISPOSITIVE POWER

                                             -0-
-------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       338,900 - See Item 5
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*
                       [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.6%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No. 873197107                                         Page 10 of 15 Pages
-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MSTP, LLC

-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |X|
                                                                        (b)
-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC - See Item 3
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)
                              [ ]
-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                      NUMBER OF             7      SOLE VOTING POWER
                        SHARES
                     BENEFICIALLY                  338,900
                       OWNED BY            ------------------------------------
                         EACH               8      SHARED VOTING POWER
                      REPORTING
                     PERSON WITH                   -0-
                                           ------------------------------------
                                            9      SOLE DISPOSITIVE POWER

                                                   338,900
                                           ------------------------------------
                                           10      SHARED DISPOSITIVE POWER

                                                   -0-
------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       338,900 - See Item 5
------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*
                        [ ]
------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.6%
-------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

       OO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No. 873197107                                         Page 11 of 15 Pages
-----------------  -------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     T Acquisition Co.

-----------------  -------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |X|
                                                                     (b)
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC - See Item 3
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)
                                    [ ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                      NUMBER OF      7    SOLE VOTING POWER
                        SHARES
                     BENEFICIALLY         338,900
                       OWNED BY     -------------------------------------------
                         EACH        8     SHARED VOTING POWER
                      REPORTING
                     PERSON WITH            -0-
                                    ------------------------------------------
                                     9      SOLE DISPOSITIVE POWER

                                            338,900
                                    ------------------------------------------
                                    10     SHARED DISPOSITIVE POWER

                                           -0-
------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       338,900 - See Item 5
-------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*   [ ]
-------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.6%
-------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

       CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No. 873197107                                        Page 12 of 15 Pages
-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     T Acquisition L.P.

-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |X|
                                                                     (b)
-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

      WC - See Item 3
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)
                              [ ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                      NUMBER OF        7      SOLE VOTING POWER
                        SHARES
                     BENEFICIALLY             338,900
                       OWNED BY       -----------------------------------------
                         EACH          8      SHARED VOTING POWER
                      REPORTING
                     PERSON WITH              -0-
                                      -----------------------------------------
                                       9     SOLE DISPOSITIVE POWER

                                             338,900
                                      -----------------------------------------
                                      10     SHARED DISPOSITIVE POWER

                                             -0-
-------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       338,900 - See Item 5
-------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*
                          [ ]
-------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.6%
-------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

       PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 18 to Schedule 13D amends Items 3 and 7 of the Schedule 13D filed on February 8, 2001, as amended by Amendment Nos. 1-17 by Phillip Ean Cohen ("Mr. Cohen"), Hamilton Sorter Co., Inc., an Ohio corporation ("Hamilton Sorter"), HS Morgan Limited Partnership, a Delaware limited partnership ("HSMLP"), Thaddeus S. Jaroszewicz ("Mr. Jaroszewicz"), HS Morgan Corporation, a Delaware corporation ("HS Morgan"), Watkins C. Johnston ("Mr. Johnston"), Mark
J. Dessy ("Mr. Dessy"), MS TP Limited Partnership, a Delaware limited partnership ("MS TP"), MSTP, LLC, a Delaware corporation ("MSTP"), T Acquisition Co., a Delaware corporation and T Acquisition L.P., a Delaware corporation (collectively, the "Filers"). This filing relates to the Common Stock, $0.01 par value ("Common Stock") of Tab Products Co., a Delaware corporation ("Tab" or the "Corporation").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As announced by Tab on September 18, 2002, HSMLP has provided to Tab definitive agreements for the financing of the acquisition of Tab. On September 17, 2002, LaSalle Bank National Association ("LaSalle") and T Acquisition Co. entered into a Loan and Security Agreement (the "Loan Agreement"), pursuant to which LaSalle agreed to make revolving loans, term loans, capital expenditure loans, letters of credit, and other advances up to an aggregate principal amount of $23.5 million. The terms of the Loan Agreement which is attached hereto as
Exhibit 1 are incorporated herein by reference into this Item 3.

         Pursuant to a Note and Warrant Purchase Agreement (the "Note Agreement") also entered into on September 17, 2002, Banc One Mezzanine Corporation ("Banc One") agreed to provide $7 million to Workstream Inc. through the issuance of a Senior Subordinated Note by Workstream Inc. and its wholly owned subsidiaries, Hamilton Sorter Co., Inc. and New Maverick Desk, Inc. In connection with this loan, Workstream Inc. also will issue Banc One a Stock Purchase Warrant, the exercise price of which is $100 and which Warrant will entitle Banc One to acquire up to 26% of the outstanding aggregate capital stock of Workstream Inc. on a fully diluted basis at the time of exercise. The terms of the Note Agreement which is attached hereto as Exhibit 2 are incorporated herein by reference into this Item 3.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         1. Loan and Security Agreement by and between LaSalle Bank National Association and T Acquisition Co. dated as of September 17, 2002 (Schedules, exhibits and attachments to this document are not filed herewith).

         2. Note and Warrant Purchase Agreement by and among HS Morgan Limited Partnership, Workstream, Inc., Hamilton Sorter Co., Inc., New Maverick Desk, Inc. and Banc One Mezzanine Corporation dated as of September 17, 2002 (Schedules, exhibits and attachments to this document are not filed herewith).

 Dated: September 17, 2002

                                        ---------------------------------------
                                        *Phillip Ean Cohen


                                        /s/ Thaddeus S. Jaroszewicz
                                        ---------------------------------------
                                        Thaddeus S. Jaroszewicz


                                        ---------------------------------------
                                        *Watkins C. Johnston


                                        ----------------------------------------
                                        *Mark J. Dessy

                                        HAMILTON SORTER CO., INC.,
                                        an Ohio corporation


                                        By:   /s/ Thaddeus S. Jaroszewicz
                                          ------------------------------------
                                        Title:  Chief Executive Officer
                                              ---------------------------------




                                        HS MORGAN LIMITED PARTNERSHIP, a
                                        Delaware limited partnership.

                                        By: HS MORGAN CORPORATION,
                                        the General Partner

                                        By:  /s/ Thaddeus S. Jaroszewicz
                                           ------------------------------------
                                        Its:  President
                                            -----------------------------------

                                        HS MORGAN CORPORATION,
                                        a Delaware corporation


                                        By:/s/ Thaddeus S. Jaroszewicz
                                          -------------------------------------
                                        Its: President
                                            -----------------------------------

                                        MS TP LIMITED PARTNERSHIP,
                                        a Delaware limited partnership

                                        By:  MSTP, LLC, the General Partner

                                        By: /s/ Thaddeus S. Jaroszewicz
                                           -------------------------------------
                                        Its: President
                                           -------------------------------------


                                        MSTP, LLC

                                        By: /s/ Thaddeus S. Jaroszewicz
                                           -------------------------------------
                                        Its: President
                                           -------------------------------------


                                        T ACQUISITION CO.

                                        By: /s/ Thaddeus S. Jaroszewicz
                                           -------------------------------------
                                        Its: President
                                           -------------------------------------


                                        T ACQUISITION L.P.

                                        By:  MSTP, LLC, Its General Partner

                                        By: /s/ Thaddeus S. Jaroszewicz
                                           -------------------------------------
                                        Its: President
                                           -------------------------------------


                                        *By: /s/ Thaddeus S. Jaroszewicz
                                            ------------------------------------
                                             Thaddeus S. Jaroszewicz
                                             Attorney-in-Fact